Exhibit 21.1

List of Subsidiaries
Name	Jurisdiction of organization
SolarEdge Technologies Ltd.	Israel
SolarEdge Technologies GmbH	Germany
SolarEdge Technologies China	China
SolarEdge Technologies (Australia) PTY Ltd	Australia
SolarEdge Technologies (Canada) Ltd.	Canada
SolarEdge Technologies (Holland) B.V.	The Netherlands
SolarEdge Technologies (Japan) Co., Ltd.	Japan
SolarEdge Technologies (France) SARL.	France
SolarEdge Technologies (UK) Ltd.	United Kingdom
SolarEdge Technologies (Italy) S.R.L.	Italy
SolarEdge Technologies (Bulgaria) Ltd.	Bulgaria